August 19, 2002



VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

           RE:  NeoMedia Technologies, Inc.
                Form S-1/A Registration Statement Originally
                Filed as Form SB-2 on July 13, 2001
                File No. 333-65146
                --------------------------------------------

Ladies and Gentlemen:

         Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Securities Act"), NeoMedia Technologies, Inc., a Delaware corporation (the "Registrant"), hereby respectfully makes application to the Securities and Exchange Commission (the "Commission") to withdraw the above-referenced registration statement, together with all exhibits, amendments and supplements thereto (collectively, the "Registration Statement"). The Registration Statement was not declared effective. No shares of the Registrant's capital stock were offered or sold pursuant to the Registration Statement. The Registration Statement was first filed with the Commission on July 13, 2001, as a Form SB-2. The Company is withdrawing the Registration Statement due to the cancellation by the Company of 19,000,000 shares of common stock issued in return for promissory notes totaling $3,040,000. Such promissory notes matured, unpaid, on August 12, 2002. The shares had been included in the Registration Statement.

         In accordance with the above-referenced Rule, it is the Registrant's understanding that this application will be deemed granted at the time of filing unless it is notified to the contrary by the Commission within fifteen calendar days after the filing. Please direct any questions regarding this request to my attention at (239) 337-3434.

                                          Very truly yours,



                                          /s/ David A. Dodge
                                          -------------------------------------
                                          David A. Dodge
                                          Chief Financial Officer